FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of August 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           Gemplus International S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X  Form 40-F
                                     ---           -----


                 (Indicate by check mark whether the registrant
              by furnishing the information contained in this form
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No   X
                                     -----    -----

GEMPLUS SELLS TAG SUBSIDIARY

Luxembourg -- August 17th, 2001 -- Gemplus International S.A (Euronext: Sicovam 5768 and NASDAQ: GEMP), the leading provider of solutions empowered by smart cards, today announced the sale of its TAG subsidiary, a leading provider of electronic smart labels solutions based on RFID (Radio Frequency Identification) to Axa Private Equity. The terms of the agreement have not been disclosed.

Gemplus is strategically focused on three core marketplaces: telecommunications, financial services and e-business security. The sale of the TAG subsidiary allows Gemplus to intensify its market driven approach within its strategic competencies and dedicate more resources to their growth.

"We are focused on delivering high value solutions and moving up the value chain in our target markets," said Antonio Perez, President and CEO of Gemplus. "Our strategy involves concentrating our effort and investment into meeting the needs of our customers."

The sale has the full support of the TAG management team and the TAG subsidiary, which employs approximately 100 people, has been sold as a going concern. It will continue to offer RFID support to a variety of blue chip customers, including Air Liquide and Marks & Spencer.

"Gemplus is pleased that a suitable buyer has been found for the TAG subsidiary. The business case and the management of the TAG subsidiary were never an issue in the decision to sell. We are confident that the TAG subsidiary will continue to succeed in the future and that the sale benefits both parties," added Perez.

Axa Private Equity is a management firm with expertise in all areas of private equities (LBO's, venture capital, growth expansion, recovery, funds of funds).

About Gemplus

Gemplus: the world's number one provider of solutions empowered by Smart Cards (Gartner Dataquest 2001).

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile Internet access, inter-operable banking facilities, e-commerce and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market as GEMP in the form of ADSs. Its revenue in 2000 was 1.205 Billion Euros. It employs 7500 people in 37 countries throughout the world.

Gemplus: Your Passport to the Digital Age www.gemplus.com

IT SHOULD BE NOTED THAT CERTAIN OF THE STATEMENTS CONTAINED IN THIS RELEASE MAY CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. THESE STATEMENTS RELATE TO FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS INCLUDING WITHOUT LIMITATION CUSTOMER DEMAND FOR OUR PRODUCTS, SUPPLY OF KEY COMPONENTS, DEVELOPMENTS IN THE MARKET AND ADVANCES IN TECHNOLOGY THAT MAY CAUSE OUR OR OUR INDUSTRY'S ACTUAL RESULTS, LEVELS OF ACTIVITY, OR PERFORMANCE TO MATERIALLY DIFFER FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. FOR A MORE DETAILED DESCRIPTION OF THESE FACTORS, PLEASE SEE GEMPLUS' MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT EXPECTATIONS REGARDING FUTURE EVENTS AND OPERATING PERFORMANCE AND SPEAK ONLY AS OF THE DATE OF THIS RELEASE. WE ARE UNDER NO DUTY TO UPDATE OR REVISE ANY OF THE FORWARD-LOOKING STATEMENTS AFTER THIS DATE OR TO CONFORM SUCH STATEMENTS TO ACTUAL RESULTS OR TO REFLECT THE OCCURRENCE OF ANTICIPATED RESULTS.

Note to Editors: Gemplus, the Gemplus logo, Your Passport to the Digital Age, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

CONTACTS:

Gemplus (Global)
Severine Percetti, + 33 (0) 4 42 36 6767 e-mail: severine.percetti@gemplus.com or Gemplus (U.S.)
Kerry Butler, +1 215/390-2840 e-mail: kerry.butler@gemplus.com or Brodeur Worldwide
Neil Stoneman, +44 1753 44 88 82

Gemplus Investor Relations
Michael Look
+1 650 654 2940
email: michael.look@gemplus.com

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  August 20, 2001

                                       GEMPLUS INTERNATIONAL S.A.


                                       By:  /s/ Stephen Juge
                                            ----------------------------------
                                       Name:  Stephen Juge
                                       Title: Executive Vice President and
                                              General Counsel